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SEC 1344
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   FORM 12b-25

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SEC FILE NUMBER
 0-17871
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CUSIP NUMBER
 269514-20-4
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                           NOTIFICATION OF LATE FILING

(CHECK ONE): /X/ Form 10-K / / Form 20-F / / Form 11-K / / Form 10-Q / / Form N-SAR

For Period Ended: February 1, 2003
/ / Transition Report on Form 10-K
/ / Transition Report on Form 20-F
/ / Transition Report on Form 11-K
/ / Transition Report on Form 10-Q
/ / Transition Report on Form N-SAR
For the Transaction Period Ended: _______________

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  READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.
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    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

Eagle Food Centers, Inc.
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Full Name of Registrant

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Former Name if Applicable

Rt.. 67 & Knoxville Rd.
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Address of Principal Executive Office (STREET AND NUMBER)

Milan, IL 61264
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City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

          (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
          (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the
/X/ prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

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On April 7, 2003 Eagle Food Centers, Inc. (the "Company") filed voluntary petitions for reorganization under Chapter 11 of the Bankruptcy Code. The 15-day extension for the filing by the Company of its Annual Report on Form 10-K for the fiscal year ended February 1, 2003 (the "2002 Annual Report") is necessary to permit the Company to ensure that its consolidated financial statements to be included in the 2002 Annual Report fairly present the Company's financial condition and results of operations. The extension will permit the Company to properly account for and assess the significant business changes affecting the Company. The conclusions that will result from the Company's ongoing assessment of these issues are not yet complete. The Company needs additional time to complete the disclosure in the annual report on Form 10-K as required by the Securities Exchange Act of 1934.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Randall D. McMurray              (309)                        787-7730
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      (Name)                  (Area Code)                (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). /X/ Yes / / No

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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
/X/ Yes  / / No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the fiscal year ended February 1, 2003, the Company expects to report a net loss of approximately $17.8 million compared to a net loss of approximately $1.5 million for year ended February 2, 2002. The increased loss for the fiscal year ended 2003 was primarily due to a decrease in sales related to increased competition, an increase in health and welfare and wage costs and impairment charges on long-lived assets.

                            Eagle Food Centers, Inc.
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                  (Name of Registrant as Specified in Charter)

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has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date  April 15, 2003
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By   /s/ Robert J. Kelly
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     Robert J. Kelly,
     President, Chief Executive Officer


                                    ATTENTION
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INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL
VIOLATIONS (SEE 18 U.S.C. 1001).
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